

February 27, 2009

Mr. Robert Dinning
Chief Financial Officer
Industrial Minerals, Inc.
2904 South Sheridan Way, Suite 100
Oakville, Ontario L6J 7L7

> **Re:** **Industrial Minerals, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Response letter dated February 5, 2009**
> **File No. 0-30651**

Dear Mr. Dinning:

We have reviewed your filings and response letter dated February 5, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Controls and Procedures, page 15

1.   In your response to prior comment number four from our letter dated October 28, 2008, in relation to your disclosure of "Evaluation of Disclosure Controls and Procedures," we note the following:

- Your proposed disclosure includes a discussion of prior conclusions which are no longer effective. Please modify your proposed disclosure to exclude any discussion of prior assessment conclusions to the extent those assessment conclusions are no longer valid.

- Your effectiveness conclusion appears limited "with respect to the requirement of including the report in the Form 10-KSB." Please modify your proposed disclosure to remove any language that might appear to be a qualification or limitation on your effectiveness assessment. The disclosure of your assessment of effectiveness should be unequivocal and unconditional (e.g. "effective" or "not effective").

In your response to this comment, please provide us a sample of your modified proposed disclosure for the entire "Item 8A – Controls and Procedures" segment of your Form 10-KSB.

2. In your response to our prior comment number four, in relation to your disclosure of "Report of Management on Internal Control over Financial Reporting," we note the following:

- You concluded "that the design and operation of our internal controls and procedures were effective…" Please modify your proposed disclosure to remove any language that might appear to be a qualification or limitation on the scope of your effectiveness assessment (e.g. "design and operation"). The disclosure of your assessment of effectiveness should be unequivocal and unconditional (e.g. "effective" or "not effective"), without regard to any particular element of your internal control over financial reporting.

- Your proposed disclosure references "internal controls and procedures." Please modify your proposed disclosure to reference "internal controls over financial reporting" instead of "internal controls and procedures."

- Your proposed disclosure does not identify the framework used to evaluate the effectiveness of your internal control over financial reporting. Please expand your proposed disclosure accordingly. Refer to Item 308-T(a)(2) of Regulation S-K.

- Your proposed disclosure in the third paragraph of this section states there were "no significant changes" in your internal control over financial reporting. Item 308-T(b) of Regulation S-X does not contemplate the "significance" of a change, and therefore this disclosure does not comply with those requirements. Furthermore, this disclosure appears repetitive of your disclosure made under the heading "Changes in Internal Controls over Financial Reporting". As such, please remove this paragraph from your proposed disclosure.

In your response to this comment, please provide us a sample of your modified proposed disclosure for the entire Item "8A – Controls and Procedures" segment of your Form 10-KSB.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief